

Mail Stop 3561

January 22, 2008

Via Facsimile (323) 307-9659 and US Mail

Eric Schiffer
Chief Executive Officer
99 Cents Only Stores
4000 Union Pacific Avenue,
City of Commerce, California 90023

Re: 99 Cents Only Stores
          Form 10-K for the Fiscal Year Ended March 31, 2007
          Filed March 14, 2007
          Forms 10-Q for the Quarters Ended June 30, 2007 and September 30, 2007
          Definitive Schedule 14A Filed July 30, 2007
          File No. 1-11735

Dear Mr. Schiffer:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1.   Where a comment below requests additional disclosures to be included, please
        show us in your supplemental response what the revised disclosures will look like.
        These additional disclosures should be included in your future filings.

Item 1. Business

General

2.   We note your disclosure in the last paragraph on page 4 regarding the broad
        selection of consumer products that you sell in your retail stores. Please disclose in
        tabular form for each period presented the amount or percentage of total revenue
        contributed by each class of similar products or services. See Item 101(c)(1)(i) of
        Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of
Operations
Critical Accounting Policies and Estimates, page 26

3.   We note that in your disclosure you did not quantify the actual amount of the
        estimates you make for each area you discuss so that investors can have a better
        understanding of the impact of your estimates on your result of operations. Please
        revise your disclosure to quantify and provide an analysis of the impact of critical
        accounting estimates on your financial position and results of operations for the
        periods presented. Please also expand your disclosure of the effect of changes in
        critical accounting estimates between periods to the extent such changes had a
        significant effect on your financial position or operating results. In addition, please
        include in each area a qualitative and quantitative analysis of the sensitivity of
        reported results to changes in your assumptions, judgments and estimates,
        including the likelihood of obtaining materially different results if different
        assumptions were applied. Refer to SEC Release No. 33-8350.

Item 9a. Controls and Procedures, page 66

    4. You indicate that there were two material deficiencies. Please revise future filings
        to briefly disclose the facts and circumstances leading to the identification of the
        material weaknesses and describe the changes you have made and intend to make
        to remediate your disclosure controls and procedures and internal control over
        financial reporting.

    5. In this regard, we note that the annual report for December 31, 2004 addressed
        eight material weaknesses, some of which are discussed in subsequent quarterly
        reports. We also note that weaknesses related to construction-in-process
        accounting were identified beginning with the September 30, 2007 quarterly report.
        Please revise future filings to briefly describe the steps taken and to be taken to
        remediate the control deficiencies that you have identified.

Definitive Schedule 14A filed July 30, 2007
Compensation Discussion and Analysis, page 14

6. You indicate on page eight of your proxy statement that a significant part of total compensation opportunity is incentive compensation. We also note that three out of four continuing executive officers did not receive options in 2007. Please revise future filings to clarify the material elements of compensation, how each element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. Please see Item 402(b)(2). In this regard, it is unclear how incentive compensation tied to long term return is a significant part of total compensation when comparing the number of options to the size of Mr. Kautz's salary and bonus.

7. You state on page nine that Mr. Schiffer discussed Mr. Kautz's compensation package with a third party firm and shared the firm's views with the compensation committee. In future filings, please revise to provide the full disclosure required by Item 407(e)(3) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 16

8. We note the amounts to be paid to Messrs. Gold and Schiffer on page 13. Please revise your potential payments disclosure in future filings to refer to these amounts. See Instruction 3 to Item 407(j) of Regulation S-K.

Principal Shareholders, page 19

9. In future filings, please expand the footnotes related to each beneficial owner that is a legal entity to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that entity.

*   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the

Eric Schiffer
99 Cents Only Stores
January 22, 2008
Page 4

disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any accounting-related questions may be directed to Milwood Hobbs, Staff Accountant at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant at (202) 551-3202. Questions on other disclosure issues may be directed to James Lopez, Senior Staff Attorney at (202) 551-3536 or me at (202) 551-3720.

Sincerely,

H. Christopher Owings
Assistant Director